Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2019 Results

BEIJING, March 26, 2020 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019[1] .

Bitauto Fourth Quarter and Fiscal Year 2019 Highlights

•	Revenue in the fourth quarter of 2019 was RMB2.69 billion (US$385.8 million), compared to RMB3.12 billion (US$448.1 million) in the corresponding period in 2018. Revenue in fiscal year 2019 was RMB10.75 billion (US$1.54 billion), a 1.6% increase from 2018.

•	Gross profit in the fourth quarter of 2019 was RMB1.59 billion (US$228.4 million), compared to RMB1.69 billion (US$242.9 million) in the corresponding period in 2018. Gross profit in fiscal year 2019 was RMB6.51 billion (US$934.8 million), a 2.7% increase from 2018.

•	Net loss in the fourth quarter of 2019 was RMB978.2 million (US$140.5 million), compared to RMB398.3 million (US$57.2 million) in the corresponding period in 2018. Net loss in fiscal year 2019 was RMB1.18 billion (US$169.9 million), compared to RMB679.3 million (US$97.6 million) in 2018.

Non-GAAP net loss in the fourth quarter of 2019 was RMB576.5 million (US$82.8 million), compared to Non-GAAP net income of RMB199.0 million (US$28.6 million) in the corresponding period in 2018. Non-GAAP net income in fiscal year 2019 was RMB33.6 million (US$4.8 million), compared to RMB934.7 million (US$134.3 million) in 2018.

•	Net loss attributable to Bitauto in the fourth quarter of 2019 was RMB922.4 million (US$132.5 million), compared to RMB416.7 million (US$59.9 million) in the corresponding period in 2018. Net loss attributable to Bitauto in fiscal year 2019 was RMB1.20 billion (US$172.4 million), compared to RMB608.4 million (US$87.4 million) in 2018.

Non-GAAP net loss attributable to Bitauto in the fourth quarter of 2019 was RMB573.5 million (US$82.4 million), compared to Non-GAAP net income attributable to Bitauto of RMB118.6 million (US$17.0 million) in the corresponding period in 2018. Non-GAAP net loss attributable to Bitauto in fiscal year 2019 was RMB214.1 million (US$30.8 million), compared to Non-GAAP net income attributable to Bitauto of RMB708.9 million (US$101.8 million) in 2018.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “The automobile industry in China remained challenging in the fourth quarter of 2019, as new passenger vehicle sales continued to decline year-over-year. Despite the substantial industry headwinds, Bitauto’s total revenue reached RMB2.69 billion in the fourth quarter of 2019, exceeding the higher end of our guidance of RMB2.55 billion.”

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“We were pleased to make further progress in increasing our mobile traffic, as well as improving the quantity and quality of our sales leads. According to QuestMobile, in January 2020 daily active users (DAU) of the Bitauto media app increased by 256%, compared to October 2018 when we rolled out the upgraded version. Moreover, the combined DAU of both the Bitauto media app and our Auto Pricing app increased by approximately 40% year-over-year in January 2020. Amid declining new passenger vehicle sales, we grew our number of sales leads by 8.8% year-over-year in the fourth quarter of 2019, with the proportion of organic sales leads rising to nearly 70%. We have also seen improved quality of sales leads in terms of higher conversion rates as measured by store visits and number of transactions. Backed by these solid operating metrics, Bitauto’s revenue from advertising and subscription business reached RMB1.07 billion for the fourth quarter of 2019, exceeding management’s expectation.”

“We have been achieving very encouraging progress from our ongoing strategic branding campaign which we started in the fourth quarter of 2019. Based on online awareness metrics such as Baidu Index and third party offline consumer surveys, Bitauto has recorded a significant improvement in brand recognition among automobile consumers over a fairly short period of time. We view brand building as a long-term commitment which will allow us to broaden our user base and provide a better value proposition for our automaker and dealer customers.”

“In our transaction services business, despite the unfavourable industry environment in the fourth quarter, Yixin further expanded its loan facilitation services, which grew 3% year-over-year and contributed 82% of total financed transactions. For the full year 2019, Yixin maintained steady growth and further solidified its industry-leading position by leveraging its leadership advantages and trackable credibility. Yixin continued to tighten its risk control standards to better adapt to the changing regulatory environment, as many local governments began to implement stricter rules for the collection of delinquent consumer accounts.”

“Looking into 2020, we will remain committed to investing resources in key strategic initiatives that strengthen our long-term competitiveness. First, we will continue enhancing our content, products and services to provide better value and experience to automobile consumers and car owners. We will continue to roll out and optimize our AI-based, result-driven marketing solution to more mainstream automakers. We will also increase our R&D investments to improve functionality and user experience of our business to business (B2B) products for our automaker and dealer customers. Second, to further broaden Bitauto’s user base and improve our value proposition to our business partners, we will continue working on increasing our mobile traffic, as well as quantity and quality of our sales leads. Third, we will continue investing in our brand building campaign to raise Bitauto’s brand recognition among automobile consumers. We are confident that all of these efforts will help form a solid foundation to boost our long-term growth going forward. Lastly, Yixin will proactively adopt a more conservative risk assessment methodology, while partnering with dealers and financial institution partners to identify opportunities within China’s automobile market as we adapt to the industry uncertainties we have been facing, as well as the impact from the coronavirus epidemic.”

Mr. Ming Xu, chief financial officer of Bitauto, said, “Bitauto’s total revenue and revenue from our advertising and subscription business for the fourth quarter of 2019 were both better than expected, as our efforts to enhance Bitauto’s brand and increase traffic as well as the quality and quantity of sales leads continue to pay off. While our strategic investments in branding will weigh on our profitability in the near-term, we are confident that this will significantly strengthen Bitauto’s long-term competitiveness and profitability.”

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Bitauto Fourth Quarter 2019 Results

Bitauto reported revenue of RMB2.69 billion (US$385.8 million) in the fourth quarter of 2019, compared to RMB3.12 billion (US$448.1 million) in the corresponding period in 2018.

•	Revenue from the advertising and subscription business in the fourth quarter of 2019 was RMB1.07 billion (US$153.7 million), compared to RMB1.16 billion (US$167.0 million) in the corresponding period in 2018, mainly due to the decrease in marketing spending by automakers and dealers caused by the continued decline in new car sales.

•	Revenue from the transaction services business in the fourth quarter of 2019 was RMB1.20 billion (US$171.9 million), compared to RMB1.56 billion (US$224.5 million) in the corresponding period in 2018, as Yixin continued to tighten its risk control standards and enhance asset quality to better adapt to the changing regulatory environment, which has impacted its transaction volume.

•	Revenue from the digital marketing solutions business in the fourth quarter of 2019 was RMB418.8 million (US$60.2 million), representing a 6.4% increase from RMB393.7 million (US$56.5 million) in the corresponding period in 2018.

Cost of revenue in the fourth quarter of 2019 was RMB1.10 billion (US$157.4 million), compared to RMB1.43 billion (US$205.2 million) in the corresponding period in 2018. Cost of revenue as a percentage of revenue in the fourth quarter of 2019 was 40.8%, compared to 45.8% in the corresponding period in 2018.

Gross profit in the fourth quarter of 2019 was RMB1.59 billion (US$228.4 million), compared to RMB1.69 billion (US$242.9 million) in the corresponding period in 2018.

Selling and administrative expenses in the fourth quarter of 2019 were RMB2.39 billion (US$343.0 million), representing a 23.0% increase from the corresponding period in 2018. This increase was primarily due to the increase in marketing expenses associated with the Company’s branding and marketing efforts and the increase in provision for credit losses of finance receivables, partially offset by the decrease in share-based compensation.

Product development expenses in the fourth quarter of 2019 were RMB157.8 million (US$22.7 million), representing an 18.3% increase from the corresponding period in 2018. The increase was primarily due to an increase in expenses related to product development personnel.

Share-based compensation, which was allocated to related operating expense line items, was RMB81.3 million (US$11.7 million) in the fourth quarter of 2019, compared to RMB421.6 million (US$60.6 million) in the corresponding period in 2018.

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Loss from operations in the fourth quarter of 2019 was RMB819.2 million (US$117.7 million), compared to RMB325.3 million (US$46.7 million) in the corresponding period in 2018.

Non-GAAP loss from operations in the fourth quarter of 2019 was RMB573.5 million (US$82.4 million), compared to a Non-GAAP income from operations of RMB265.4 million (US$38.1 million) in the corresponding period in 2018.

Income tax benefit in the fourth quarter of 2019 was RMB19.5 million (US$2.8 million), compared to an income tax expense of RMB45.3 million (US$6.5 million) in the corresponding period in 2018. The income tax benefit mainly arose from net operating losses from certain subsidiaries in the fourth quarter of 2019.

Net loss in the fourth quarter of 2019 was RMB978.2 million (US$140.5 million), compared to RMB398.3 million (US$57.2 million) in the corresponding period in 2018.

Non-GAAP net loss in the fourth quarter of 2019 was RMB576.5 million (US$82.8 million), compared to Non-GAAP net income of RMB199.0 million (US$28.6 million) in the corresponding period in 2018.

Net loss attributable to Bitauto in the fourth quarter of 2019 was RMB922.4 million (US$132.5 million), compared to RMB416.7 million (US$59.9 million) in the corresponding period in 2018.

Non-GAAP net loss attributable to Bitauto in the fourth quarter of 2019 was RMB573.5 million (US$82.4 million), compared to Non-GAAP net income attributable to Bitauto of RMB118.6 million (US$17.0 million) in the corresponding period in 2018.

Basic and diluted net loss per ADS, each representing one ordinary share, in the fourth quarter of 2019 amounted to RMB12.95 (US$1.86) and RMB12.95 (US$1.86), respectively.

Non-GAAP basic and diluted net loss per ADS in the fourth quarter of 2019 amounted to RMB8.07 (US$1.16) and RMB8.07 (US$1.16), respectively.

Cash provided by operating activities, cash provided by investing activities, and cash used in financing activities in the fourth quarter of 2019 were RMB835.3 million (US$120.0 million), RMB3.56 billion (US$510.7 million), and RMB5.81 billion (US$834.8 million), respectively.

Bitauto Fiscal Year 2019 Results

Revenue in 2019 was RMB10.75 billion (US$1.54 billion), representing a 1.6% increase from 2018.

•	Revenue from the advertising and subscription business in 2019 was RMB3.90 billion (US$559.8 million), compared to RMB4.07 billion (US$585.2 million) in 2018.

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•	Revenue from the transaction services business in 2019 was RMB5.75 billion (US$826.4 million), representing a 7.1% increase from RMB5.37 billion (US$771.5 million) in 2018, mainly attributable to the growth in the Company’s loan facilitation services, partially offset by the decrease in revenues from self-operated financing business.

•	Revenue from the digital marketing solutions business in 2019 was RMB1.10 billion (US$158.3 million), compared to RMB1.13 billion (US$163.0 million) in 2018.

Cost of revenue in 2019 was RMB4.24 billion (US$609.7 million), largely the same as such figure in 2018. Cost of revenue as a percentage of revenue in 2019 was 39.5%, compared to 40.1% in 2018.

Gross profit in 2019 was RMB6.51 billion (US$934.8 million), representing a 2.7% increase from 2018.

Selling and administrative expenses in 2019 were RMB7.16 billion (US$1.03 billion), representing a 12.4% increase from 2018. This increase was primarily due to the increase in marketing expenses associated with the Company’s branding and marketing efforts, the increase in provision for credit losses of finance receivables and allowance for doubtful accounts receivable, partially offset by the decrease in share-based compensation.

Product development expenses in 2019 were RMB609.9 million (US$87.6 million), largely the same as such figure in 2018.

Share-based compensation, which was allocated to related operating expense line items, was RMB426.4 million (US$61.2 million) in 2019, compared to RMB896.4 million (US$128.8 million) in 2018.

Loss from operations in 2019 was RMB956.2 million (US$137.4 million), compared to RMB465.5 million (US$66.9 million) in 2018.

Non-GAAP income from operations in 2019 was RMB127.0 million (US$18.2 million), compared to RMB1.11 billion (US$159.6 million) in 2018.

Income tax expense in 2019 was RMB91.0 million (US$13.1 million), compared to RMB175.9 million (US$25.3 million) in 2018.

Net loss in 2019 was RMB1.18 billion (US$169.9 million), compared to RMB679.3 million (US$97.6 million) in 2018.

Non-GAAP net income in 2019 was RMB33.6 million (US$4.8 million), compared to RMB934.7 million (US$134.3 million) in 2018.

Net loss attributable to Bitauto in 2019 was RMB1.20 billion (US$172.4 million), compared to RMB608.4 million (US$87.4 million) in 2018.

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Non-GAAP net loss attributable to Bitauto in 2019 was RMB214.1 million (US$30.8 million), compared to Non-GAAP net income attributable to Bitauto of RMB708.9 million (US$101.8 million) in 2018.

Basic and diluted net loss per ADS, each representing one ordinary share, in 2019 amounted to RMB16.92 (US$2.43) and RMB16.92 (US$2.43), respectively.

Non-GAAP basic and diluted net loss per ADS in 2019 amounted to RMB3.05 (US$0.44) and RMB3.15 (US$0.45), respectively.

As of December 31, 2019, the Company had cash and cash equivalents and restricted cash of RMB7.51 billion (US$1.08 billion). Cash provided by operating activities, cash provided by investing activities, and cash used in financing activities in 2019 were RMB1.50 billion (US$214.8 million), RMB7.65 billion (US$1.10 billion), and RMB11.03 billion (US$1.58 billion), respectively.

The number of employees totaled 7,935 as of December 31, 2019, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 4.6% year-over-year decrease, primarily due to the decreased headcounts in sales, marketing and customer support, as part of our strategic efforts to optimize operational efficiency.

As of December 31, 2019, the Company had a total of 73,761,089 ordinary shares. Non-GAAP basic and diluted per ADS figures for the fourth quarter of 2019 were calculated using a weighted average of 71,359,757 and 71,359,757 ADSs, respectively. Non-GAAP basic and diluted per ADS figures for fiscal year 2019 were calculated using a weighted average of 71,108,532 and 71,108,532 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Fourth Quarter and Fiscal Year 2019 Highlights

Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, continued to develop its loan facilitation services and further tightened its risk control standards to better adjust to China’s generally weak economic condition and changing regulatory environment.

In the fourth quarter of 2019, Yixin facilitated approximately 109,000 financed transactions, representing a year-over-year decrease of 24%. The total aggregate financing amount facilitated through Yixin’s loan facilitation services and self-operated financing business was approximately RMB8.10 billion (US$1.16 billion).

In the fourth quarter of 2019, Yixin continued to develop its loan facilitation services and further strengthened its partnership by working with 12 banks and financial institutions including an auto finance company. For the three months ended December 31, 2019, Yixin facilitated approximately 89,000 financed transactions, representing a year-over-year increase of 3% and contributed 82% of Yixin's total financed transactions.

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In the fourth quarter of 2019, under U.S. GAAP, Yixin’s total revenues reached RMB1.21 billion (US$174.1 million); new core services revenues, which include revenues from loan facilitation transactions and new self-operated financing lease transactions Yixin facilitated during the year, reached RMB666.9 million (US$95.8 million).

For the year ended December 31, 2019, Yixin’s total financed transactions increased by 8% year-over-year to approximately 522,000. The aggregate financing amount facilitated through its loan facilitation services and self-operated financing business was approximately RMB40.00 billion (US$5.75 billion), representing a 5% year-over-year increase.

In 2019, Yixin cooperated with 12 banks and financial institutions, and facilitated approximately 347,000 financed transactions, representing a 141% year-over-year increase and in aggregate contributed 66% of Yixin’s total financed transactions for the full year 2019.

For the year ended December 31, 2019, under U.S. GAAP, Yixin’s total revenues were RMB5.79 billion (US$832.1 million); gross profit reached RMB2.76 billion (US$396.3 million); net loss was RMB3.3 million (US$0.5 million) and Non-GAAP net income was RMB402.6 million (US$57.8 million). Yixin's Non-GAAP net income is calculated as net loss excluding share-based compensation of RMB233.1 million (US$33.5 million), amortization of intangible assets resulting from asset and business acquisitions of RMB173.0 million (US$24.8 million), and offset by tax effect of RMB0.2 million (US$0.02 million). In 2019, Yixin entered into certain transactions with other subsidiaries of Bitauto, which were eliminated upon Bitauto’s consolidation of Yixin. The revenue that Yixin recorded for the services provided to those subsidiaries of Bitauto amounted to RMB18.1 million (US$2.6 million).

As of December 31, 2019, Yixin had cash and cash equivalents and restricted cash of RMB3.49 billion (US$501.9 million), total finance receivables of RMB27.02 billion (US$3.88 billion), and total borrowings, including bank borrowings and asset-backed securitization debt, of RMB19.84 billion (US$2.85 billion).

As of December 31, 2019, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all the financed transactions (including the third-party loan facilitations) were 1.30% and 0.33%, respectively.

Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables for the fourth quarter of 2019 was RMB361.1 million (US$51.9 million), and for the year ended December 31, 2019 was RMB862.7 million (US$123.9 million). The balance of provision for credit losses of finance receivables was RMB566.4 million (US$81.4 million) as of December 31, 2019.

As a controlled subsidiary of Bitauto listed on the Hong Kong Stock Exchange, Yixin announced its consolidated financial statements under IFRS for fiscal year 2019. In order to help investors to understand the differences between IFRS and U.S. GAAP for Yixin's operation results, a reconciliation was prepared and presented at the end of this earnings release.

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First Quarter 2020 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.70 billion (US$244.2 million) to RMB1.80 billion (US$258.6 million) in the first quarter of 2020.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. In particular, as the situation surrounding the COVID-19 outbreak in China and globally continue to evolve, business visibility remains limited. The above reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:15 AM on March 26, 2020 U.S. Eastern Time (8:15 PM on March 26, 2020 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	3368478

A replay of the conference call may be accessed by phone at the following number until April 2, 2020:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	3368478

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate as of December 31, 2019 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

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Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income/(loss) from operations, Non-GAAP net income/(loss), Non-GAAP net income/(loss) attributable to Bitauto, Non-GAAP basic and diluted net income/(loss) per ADS as Non-GAAP financial measures, and uses Yixin's Non-GAAP income from operations and Yixin's Non-GAAP net income as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income/(loss) from operations is defined as loss from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income/(loss) and Non-GAAP net income/(loss) attributable to Bitauto, respectively, are defined as net loss and net loss attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) investment (income)/loss associated with the share of equity method investments; (iv) impairment on equity investees; (v) investment loss associated with non-cash investment matters;(vi) amortization of the BCF discount on the convertible notes; and (vii) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income/(loss) per ADS is defined as Non-GAAP net income/(loss) attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin's Non-GAAP income from operations is defined as income/(loss) from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Yixin's Non-GAAP net income is defined as net income/(loss) excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

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The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	December 31, 2018	December 31, 2019
	RMB	RMB

	(in thousands, except for per share data)

Revenue	3,119,555	2,685,866
Cost of revenue	(1,428,243)	(1,095,776)
Gross profit	1,691,312	1,590,090

Selling and administrative expenses	(1,942,155)	(2,388,001)
Product development expenses	(133,365)	(157,764)
Other gains, net	58,957	136,521
Loss from operations	(325,251)	(819,154)

Interest income	37,227	9,337
Interest expense	(29,442)	(23,234)
Share of results of equity investees	(21,258)	(20,776)
Investment loss	(14,310)	(143,873)
Loss before tax	(353,034)	(997,700)

Income tax (expense)/benefit	(45,263)	19,482
Net loss	(398,297)	(978,218)

Net income/(loss) attributable to noncontrolling interests	11,373	(63,461)
Accretion to redeemable noncontrolling interests	7,072	7,669
Net loss attributable to Bitauto Holdings Limited	(416,742)	(922,426)

Non-GAAP Financial Data
Non-GAAP net income/(loss)	198,970	(576,508)
Non-GAAP net income/(loss) attributable to noncontrolling interests	73,336	(10,659)
Accretion to redeemable noncontrolling interests	7,072	7,669
Non-GAAP net income/(loss) attributable to Bitauto Holdings Limited	118,562	(573,518)

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Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	December 31, 2018	December 31, 2019
	RMB	RMB

	(in thousands, except for per share data)

Loss from operations	(325,251)	(819,154)
Share-based compensation	421,552	81,273
Amortization of intangible assets resulting from asset and business acquisitions	169,118	164,357
Non-GAAP income/(loss) from operations	265,419	(573,524)

Net loss	(398,297)	(978,218)
Share-based compensation	421,552	81,273
Amortization of intangible assets resulting from asset and business acquisitions	169,118	164,357
Investment income associated with the share of equity method investments	(15,889)	(2,520)
Impairment on equity investees	-	16,386
Investment loss associated with non-cash investment matters	17,040	143,873
Amortization of the BCF discount on the convertible notes	8,002	-
Tax effect of Non-GAAP line items	(2,556)	(1,659)
Non-GAAP net income/(loss)	198,970	(576,508)

Non-GAAP net income/(loss) per ADS
Basic	1.58	(8.07)
Diluted	1.45	(8.07)

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Year Ended
	December 31, 2018	December 31, 2019
	RMB	RMB

	(in thousands, except for per share data)

Revenue	10,579,609	10,752,917
Cost of revenue	(4,244,398)	(4,244,752)
Gross profit	6,335,211	6,508,165

Selling and administrative expenses	(6,370,718)	(7,160,276)
Product development expenses	(611,113)	(609,908)
Other gains, net	181,114	305,782
Loss from operations	(465,506)	(956,237)

Interest income	125,875	114,391
Interest expense	(79,090)	(147,387)
Share of results of equity investees	(76,810)	(74,111)
Investment loss	(7,889)	(28,677)
Loss before tax	(503,420)	(1,092,021)

Income tax expense	(175,896)	(91,019)
Net loss	(679,316)	(1,183,040)

Net loss attributable to noncontrolling interests	(99,021)	(13,349)
Accretion to redeemable noncontrolling interests	28,057	30,427
Net loss attributable to Bitauto Holdings Limited	(608,352)	(1,200,118)

Non-GAAP Financial Data
Non-GAAP net income	934,720	33,637
Non-GAAP net income attributable to noncontrolling interests	197,759	217,330
Accretion to redeemable noncontrolling interests	28,057	30,427
Non-GAAP net income/(loss) attributable to Bitauto Holdings Limited	708,904	(214,120)

14

Reconciliation of GAAP to Non-GAAP results

	For the Year Ended
	December 31, 2018	December 31, 2019
	RMB	RMB

	(in thousands, except for per share data)

Loss from operations	(465,506)	(956,237)
Share-based compensation	896,416	426,372
Amortization of intangible assets resulting from asset and business acquisitions	679,857	656,870
Non-GAAP income from operations	1,110,767	127,005

Net loss	(679,316)	(1,183,040)
Share-based compensation	896,416	426,372
Amortization of intangible assets resulting from asset and business acquisitions	679,857	656,870
Investment (income)/loss associated with the share of equity method investments	(15,889)	5,812
Impairment on equity investees	17,589	16,386
Investment loss associated with non-cash investment matters	17,040	28,677
Amortization of the BCF discount on the convertible notes	30,092	89,058
Tax effect of Non-GAAP line items	(11,069)	(6,498)
Non-GAAP net income	934,720	33,637

Non-GAAP net income/(loss) per ADS
Basic	9.62	(3.05)
Diluted	8.90	(3.15)

15

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	December 31, 2019
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	4,576,820	4,260,533
Restricted cash	4,344,291	3,136,926
Accounts receivable, net	3,890,712	3,792,641
Uncollateralized finance receivables - current portion, net	5,226,642	4,451,575
Collateralized finance receivables - current portion, net	13,546,137	12,301,329
Other current assets	2,590,245	2,720,558
	34,174,847	30,663,562
Non-current assets
Restricted cash	446,108	114,318
Investments in equity investees	1,907,171	1,912,803
Investment in convertible notes	1,789,470	2,153,790
Property, plant and equipment, net	449,387	205,394
Intangible assets, net	996,941	381,749
Goodwill	532,130	861,583
Uncollateralized finance receivables - non-current portion, net	6,609,474	2,906,280
Collateralized finance receivables - non-current portion, net	11,494,820	7,330,610
Other non-current assets *	1,343,590	1,846,955
	25,569,091	17,713,482

Total assets	59,743,938	48,377,044

Liabilities
Current liabilities
Short term borrowings	12,274,038	10,860,862
Asset-backed securitization debt	10,021,333	6,201,021
Accounts payable	2,909,051	3,081,405
Other current liabilities *	3,433,227	3,499,449
	28,637,649	23,642,737
Non-current liabilities
Long term borrowings	4,626,756	2,263,614
Asset-backed securitization debt	3,764,348	1,167,910
Other non-current liabilities *	2,406,748	1,546,562
	10,797,852	4,978,086

Total liabilities	39,435,501	28,620,823

Redeemable noncontrolling interests	360,010	390,437

Total equity	19,948,427	19,365,784

Total liabilities, redeemable noncontrolling interests and equity	59,743,938	48,377,044

* The Company has adopted ASU No. 2016-02, ''Leases" beginning January 1, 2019 applying a modified retrospective transition approach with prior comparative periods not adjusted. The Company has elected not to recognize right-of-use assets and lease liabilities arising from short-term leases. As of December 31, 2019, the Company recognized a total of RMB81.0 million for operating lease right-of-use assets, a total of RMB46.0 million for current operating lease liabilities and a total of RMB23.4 million for non-current operating lease liabilities on consolidated balance sheets.

16

Yixin

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	For the Year Ended
	December 31, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Revenue	5,799,982	(7,359)	5,792,623
Cost of revenue	(3,033,524)	-	(3,033,524)
Gross profit	2,766,458	(7,359)	2,759,099

Selling and administrative expenses	(2,675,515)	(36,048)	(2,711,563)
Product development expenses	(195,689)	(114)	(195,803)
Other gains, net	154,516	(6,278)	148,238
Income/(Loss) from operations	49,770	(49,799)	(29)

Interest income	66,913	-	66,913
Interest expense	(38,780)	2,868	(35,912)
Share of results of equity investees	(1,887)	-	(1,887)
Income before tax	76,016	(46,931)	29,085

Income tax expense	(45,080)	12,688	(32,392)
Net income/(loss)	30,936	(34,243)	(3,307)

17

Reconciliation of GAAP to Non-GAAP results

(in thousands)

	For the Year Ended
	December 31, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Income/(Loss) from operations	49,770	(49,799)	(29)
Share-based compensation	233,124	-	233,124
Amortization of intangible assets resulting from asset and business acquisitions	175,555	(2,585)	172,970
Non-GAAP income from operations	458,449	(52,384)	406,065

Net income/(loss)	30,936	(34,243)	(3,307)
Share-based compensation	233,124	-	233,124
Amortization of intangible assets resulting from asset and business acquisitions	175,555	(2,585)	172,970
Tax effect of Non-GAAP line items	(163)	-	(163)
Non-GAAP net income	439,452	(36,828)	402,624

18